UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

UTAH MEDICAL PRODUCTS, INC.
(Exact name of Registrant as specified in its charter)

UTAH	1-12575	87‑0342734
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7043 South 300 West
Midvale, Utah  84047
Address of principal executive offices

Paul Richins  (801) 566‑1200
(Name and telephone number of the person to contact in connection with this report)

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Utah Medical Products, Inc. (UTMD or the Company) manufactures and markets a broad range of disposable and reusable specialty medical devices, some of which contain necessary Conflict Minerals as described in SEC Rule 13p-1, namely gold, tantalum, tin, and tungsten.  Accordingly, UTMD undertook a good-faith Reasonable Country of Origin Inquiry (RCOI), which was designed to determine whether any of the Conflict Minerals in its products originated in the Democratic Republic of Congo and adjoining countries (Covered Countries) and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Company does not purchase any Conflict Minerals for its products or components within its products directly from mines, smelters or refiners. Rather, the Company contracts with various suppliers to manufacture or supply its products or components. UTMD must therefore rely on its suppliers to provide information regarding the origin of the Conflict Minerals.

Conflict Minerals Disclosure

Based on its RCOI, UTMD has no reason to believe that any of its necessary Conflict Minerals may have originated in the Covered Countries.

To arrive at this determination, UTMD evaluated each of its products and identified those products and components that potentially contained a Conflict Mineral. Each supplier of those products or components was contacted and information about any Conflict Minerals within the product or component and the origin of those Conflict Minerals requested. In each instance where a product or component contained a Conflict Mineral, the supplier identified the origin as other than one of the Covered Countries.

A copy of this Conflict Minerals Report is available on UTMD's website at www.utahmed.com/conflictminerals.htm.

Item 1.02 Exhibit

Not applicable.

SECTION 2 – Exhibits

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchanges Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UTAH MEDICAL PRODUCTS, INC.
REGISTRANT

Date: 5/31/2017	By: /s/ Kevin L. Cornwell
Kevin L. Cornwell
CEO